Exhibit 99.2 – Audited Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S.  Internal control over financial reporting includes:

•         maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•         providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•         providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and

•         providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer  and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rockne J. Timm	/s/ Robert A. McGuinness
Chief Executive Officer	Vice President-Finance and Chief Financial Officer
April 26, 2018	April 26, 2018

Exhibit 99.2    Audited Consolidated Financial Statements - Page 1

April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries, (together, the Company) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their results of operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America (US GAAP). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 26, 2018

We have served as the Company's auditor since 2001.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 3

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2017	December 31, 2016
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$137,672,718	$35,747,049
Marketable securities (Notes 5 and 6)			239,232	541,216
Deposits, advances and other			156,050	153,916
Total current assets			138,068,000	36,442,181
Property, plant and equipment, net (Note 7)			12,632,534	12,046,496
Total assets			$150,700,534	$48,488,677
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$2,167,171	$691,409
Accrued interest			–	2,379
Income tax payable			1,263,438	–
Deferred income tax (Note 12)			18,402,483	–
Contingent value rights (Note 3)			3,097,193	–
Total current liabilities			24,930,285	693,788

Convertible notes and interest notes (Note 11)			–	43,968,020
Contingent value rights (Note 3)			–	1,012,491
Total liabilities			24,930,285	45,674,299

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			378,009,884	342,190,645
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2017…99,395,048	2016…89,710,604
Contributed surplus (Note 11)			20,625,372	25,723,900
Stock options (Note 10)			20,409,643	17,353,725
Accumulated deficit			(293,386,189)	(382,897,065)
Accumulated other comprehensive income			111,539	443,173
Total shareholders' equity			125,770,249	2,814,378
Total liabilities and shareholders' equity			$150,700,534	$48,488,677

Contingencies (Note 3)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

            /s/ Jean Charles Potvin                                                                /s/ James P. Geyer

Exhibit 99.2    Audited Consolidated Financial Statements - Page 4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2017	2016
INCOME (LOSS)
Gain on sale of mining data (Note 3)	$187,500,000	$–
Interest income	48,323	47,691
Gain on disposition of marketable securities	–	48,360
Loss on settlement of debt (Note 11)	(16,637,379)	(70,221)
Write-down of property, plant and equipment (Note 7)	–	(556,558)
Loss on impairment of marketable securities (Note 5)	–	(13,769)
Foreign currency gain (loss)	(213,016)	51,142
	170,697,928	(493,355)
EXPENSES
Corporate general and administrative	16,715,792	4,111,563
Retention units costs	7,694,200	–
Contingent value rights	3,901,159	–
Siembra Minera Project (Note 8)	7,510,588	1,648,043
Exploration costs	83,859	320,611
Legal and accounting	1,012,768	867,965
Arbitration and settlement (Note 3)	2,435,645	2,785,817
Equipment holding costs	661,798	796,680
Interest expense (Note 11)	6,098,069	10,521,658
	46,113,878	21,052,337

Net income (loss) before income tax expense	124,584,050	(21,545,692)
Income tax expense	(35,073,174)	–

Net income (loss) for the year	$89,510,876	$(21,545,692)

Net income (loss) per share, basic and diluted	$0.96	$(0.26)

Weighted average common shares outstanding
Basic	93,649,587	84,456,074
Diluted	94,162,693	84,456,074

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 (Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2017	2016

Net income (loss) for the year	$89,510,876	$(21,545,692)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the consolidated statement of operations:
Unrealized gain (loss) on marketable securities, net of tax of nil (Note 5)	(301,984)	360,386
Revaluation of deferred tax liability	(29,650)
Realized gain on marketable securities, net of tax of nil	–	(60)
Impairment loss on marketable securities, net of tax of nil	–	13,769
Other comprehensive income (loss) for the year	(331,634)	374,095
Comprehensive income (loss) for the year	$89,179,242	$(21,171,597)

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 5

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2017 and 2016

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares
	Number	Amount
Balance, December 31, 2015	76,447,147	$ 290,467,418	$ 30,435,625	$ 20,523,325	$ (361,351,373)	$ 69,078
Net loss	–	–	–	–	(21,545,692)	–
Other comprehensive income	–	–	–	–	–	374,095
Stock option compensation (Note 10)	–	–	–	14,907	–	–
Fair value of options exercised	–	3,184,507	–	(3,184,507)	–	–
Common shares issued for:	–	–	–	–	–	–
Private placement, net of costs	8,562,500	34,108,113	–	–	–	–
Option exercises (Note 10)	2,286,500	4,175,875	–	–	–	–
Note conversions (Note 11)	2,414,457	10,254,732	(4,711,725)	–	–	–
Balance, December 31, 2016	89,710,604	342,190,645	25,723,900	17,353,725	(382,897,065)	443,173
Net income	–	–	–	–	89,510,876	–
Other comprehensive loss	–	–	–	–	–	(331,634)
Stock option compensation (Note10)	–	–	–	5,108,493	–	–
Fair value of options exercised	–	2,052,575	–	(2,052,575)	–	–
Common shares issued for:	–	–	–	–	–	–
Option exercises (Note 10)	2,073,435	5,973,474	–	–	–	–
Note conversions (Note 11)	7,611,009	27,793,190	(5,098,528)	–	–	–
Balance, December 31, 2017	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,409,643	$(293,386,189)	$ 111,539

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 6

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2017	2016
Cash Flows from Operating Activities:
Net income (loss) for the year	$89,510,876	$(21,545,692)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock option compensation	5,108,493	14,907
Depreciation	6,491	5,545
Gain on sale of mining data	(187,500,000)	–
Loss on settlement of debt	16,637,379	70,221

•         Write-down of property, plant and equipment

	–	556,558
Accretion of convertible notes	6,051,444	10,463,666
Gain on disposition of marketable securities	–	(48,360)
Deferred income tax	18,402,483	–
Impairment loss on marketable securities	–	13,769
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	(2,134)	436,334

•         Net increase (decrease) in accounts payable and accrued expenses

	4,791,873	(858,505)
Net cash used in operating activities	(46,993,095)	(10,891,557)
Cash Flows from Investing Activities:
Proceeds from sale of mining data	187,500,000	–
Proceeds from disposition of marketable securities	–	48,456
Purchase of property, plant and equipment	(592,529)	(350,000)
Net cash provided by (used in) investing activities	186,907,471	(301,544)
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	5,973,474	38,425,875
Settlement of debt	(43,962,181)	(694,730)
Financing fees	–	(141,887)
Net cash provided by (used in) financing activities	(37,988,707)	37,589,258
Change in Cash and Cash Equivalents:
Net increase in cash and cash equivalents	101,925,669	26,396,157
Cash and cash equivalents - beginning of year	35,747,049	9,350,892
Cash and cash equivalents - end of year	$137,672,718	$35,747,049

Supplemental Cash Flow Information:

Cash paid for interest	$9,589,281	$749,311
Cash paid for income taxes	$15,436,903	$–

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 7

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the advancement of the Siembra Minera Project, the execution of the July 2016 settlement agreement, ( as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale) and the acquisition of our Mining Data by Venezuela (See Note 8, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")).

Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements principally include the accounts of the Company, Gold Reserve Corporation and two Barbadian subsidiaries formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by Venezuela and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All other subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and which is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 8

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense

 Investments. We determine the appropriate classification of investments in equity securities at acquisition and reevaluate such classifications at each reporting date. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee and the Company’s ownership is between 20% and 50% are accounted for by the equity method.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits, advances and receivables are accounted for at cost which approximates fair value. Accounts payable, convertible notes, interest notes and contingent value rights are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Note 2.      New Accounting Policies:

Adopted in the year

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update was effective for us commencing January 1, 2017 and did not have an impact on our financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 9

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Recently issued accounting pronouncements

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for the Company commencing with the annual period beginning after December 15, 2017.  The Company expects the updated guidance to result in a reclassification of unrealized holding gains and losses related to investments in marketable equity securities from Accumulated other comprehensive income to Retained earnings in the Balance Sheet upon adoption. Subsequent to adoption of this standard, changes in the value of the Company’s marketable equity securities will be recorded as income (loss) instead of other comprehensive income (loss).

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period beginning after December 15, 2017. As we currently do not generate revenue from operations, the adoption of this standard will not have a significant impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We are still in the process of evaluating the impact of this standard.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 10

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 3.      Arbitral Award Settlement and Associated Mining Data Sale:

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project in Venezuela known as the “Brisas Project". In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which, as a result of the Settlement Agreement, has been temporarily stayed.

In July 2016, we signed the Settlement Agreement, as subsequently amended whereby Venezuela agreed to pay us the Award (including interest) and purchase our mining data related to the Brisas Project (the "Mining Data"). Under the terms of the Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million to be received by Gold Reserve from Venezuela is related to the sale of the Mining Data.

In addition, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award. Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

Payments made by Venezuela associated with the Settlement Agreement are initially deposited into the Trust Account with Bandes Bank. From June through December 2017, Venezuela deposited a total of $187.5 million to the Trust Account. Of this amount, approximately $99 million had been transferred to the Company's bank account outside of Venezuela with the balance of approximately $88.5 million remaining in the Trust Account as of December 31, 2017. In August 2017, the U.S. government imposed financial sanctions targeting the Venezuelan government which, in addition to the economic and financial condition of the country, have complicated the monthly transfer of funds from the Trust Account to our bank accounts (See Note 4, Cash and Cash Equivalents).

Due to the uncertainties associated with the funds still on deposit in the Trust Account, the Board of Directors has only considered those funds actually received by the Company in its bank account as funds available for purposes of calculating the CVR and Bonus Plan cash distributions, however, the full amount due based on total payments to the Trust Account has been accrued as a payable in the Consolidated Balance Sheets and recorded as an expense in the Consolidated Statements of Operations.

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of mining data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interests thereon (the  "Net Proceeds"). The total estimated amount due pursuant to the terms of the CVRs as of December 31, 2017, based on the Net Proceeds (including those amounts remaining in the Trust Account) from the sale of the Mining Data was approximately $3.1 million. The amount distributed in 2017 based on proceeds actually received in our bank account was approximately $1.8 million.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 11

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The Board of Directors approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the on-going efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors. The Committee selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. The total estimated amount due pursuant to the terms of the Bonus Plan as of December 31, 2017, based on the Net Proceeds (including those amounts remaining in the Trust Account) from the sale of the Mining Data is approximately $0.6 million which is included in corporate general and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 2017. The amount distributed in 2017 based on proceeds actually received in our bank account was approximately $0.8 million.

Our Intent to Distribute Collection of the Award or Sale of Mining Data to Shareholders

Following receipt of funds transferred from the Trust Account (See Note 4, Cash and Cash Equivalents) to our bank account and after applicable payments of Net Proceeds (as defined in the CVRs) to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any remaining proceeds, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

Note 4.      Cash and Cash Equivalents:

	December 31,	December 31,
	2017	2016
Bank deposits	$39,649,888	$1,122,542
Cash held in trust	88,500,000	–
Money market funds	9,522,830	34,624,507
Total	$137,672,718	$35,747,049

Payments made by Venezuela associated with the Settlement Agreement are initially deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank. Under the trust agreement, the Company has the right to direct transfer of the funds to its bank accounts outside of Venezuela. Deposits held in the Trust Account as of the balance sheet date are recorded as cash and cash equivalents. Deposits made to the Trust Account subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recorded as a receivable as of the balance sheet date, arising from the sale of the Mining Data to Venezuela.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 12

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In August 2017, the U.S. government imposed financial sanctions targeting the Venezuelan government by issuing an executive order that prohibits U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to the state oil company and its subsidiaries, these restrictions prohibit financings of greater than 90 days).  In addition, U.S. persons are prohibited from dealing in, among other things, bonds or equity issued by the Venezuelan government after the U.S. financial sanctions were imposed on August 25, 2017.  These U.S. financial sanctions built on sanctions imposed by the U.S. government starting in March 2015 that prohibit various Venezuelan officials from traveling to the U.S., freeze any assets they may have in the U.S. and generally prohibit U.S. persons from doing business with them and any entity they own 50% or more. Subsequent to the U.S. actions, Canada imposed its own sanctions. Recently the U.S. government added several additional individuals to the sanctions list and prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. The U.S. and Canadian governments have been reported to be considering further sanctions (collectively, the “Sanctions”). The Sanctions, in addition to the economic and financial condition of Venezuela, have complicated the monthly transfer of funds from the Trust Account to our bank accounts.

As of April 26, 2018, Venezuela has transferred a total of $128.5 million to our bank account with $59 million remaining in the Trust Account. The monthly payments pursuant to the Settlement Agreement from December 2017 and January, February, March and April 2018 totaling approximately $147.5 million remain unpaid. (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale).

Note 5.      Marketable Securities:

	December 31,	December 31,
	2017	2016
Fair value at beginning of year	$541,216	$180,986
Dispositions, at cost	–	(96)
Realized gain	–	(60)
Impairment loss	–	(13,769)
Increase (decrease) in fair market value	(301,984)	374,155
Fair value at balance sheet date	$239,232	$541,216

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income (loss) until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of December 31, 2017 and 2016, marketable securities had a cost basis of $98,043.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 13

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value December 31, 2017	Level 1	Level 2
Marketable securities	$239,232	$239,232	$–

	Fair value December 31, 2016	Level 1	Level 2
Marketable securities	$541,216	$541,216	$–
Convertible notes and interest notes	$77,164,724	$–	$77,164,724

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2017
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	587,126	(503,216)	83,910
Transportation equipment	489,560	–	489,560
Leasehold improvements	39,185	(7,655)	31,530
Mineral property	350,000	–	350,000
	$13,143,405	$(510,871)	$12,632,534

		Accumulated
	Cost	Depreciation	Net
December 31, 2016
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	519,832	(500,870)	18,962
Leasehold improvements	41,190	(41,190)	–
Mineral property	350,000	–	350,000
	$12,588,556	$(542,060)	$12,046,496

During 2017, the Company purchased approximately $0.5 million of transportation equipment that is intended to be used in the development of the Siembra Minera project. On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "Property"), together with certain personal property for $0.4 million, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 14

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the "Precious Metals Royalty") and (ii) base metals produced and recovered from the Property equal to 1% of net smelter returns on such metals. We have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest
(i.e. 1%) in the Precious Metals Royalty at a price of $4 million.

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount.  In December 2016, based on market valuations for mining equipment which included the review of transactions involving comparable assets, we recorded a write-down of $0.6 million to an estimated fair value. We did not record any write-downs of property, plant and equipment in 2017.

Note 8.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"). The primary purpose of this entity is to develop the Siembra Minera Project.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana De Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project (which has a 20 year term with two 10 year extensions) and is, among other things authorized, via Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event the settlement payments are not made by Venezuela.

The Company's cumulative expenditures associated with Siembra Minera through December 31, 2017 amounted to approximately $9.2 million. These expenditures primarily include costs associated with consultants working on the Siembra Minera Project, which have been recognized in the Consolidated Statements of Operations.

Note 9.            KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for the KSOP Plan years 2017 and 2016 were approximately $234,000 and $163,000, respectively.

Note 10.    Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, our shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A Common Shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange ("TSXV") on October 6, 2016.

As of December 31, 2017, there were 1,585,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 15

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Share option transactions for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	3,357,000	$ 2.84	5,643,500	$ 2.43
Options granted	5,277,500	3.15	-	-
Options exercised	(2,073,435)	2.88	(2,286,500)	1.83
Options expired	(1,469,500)	2.89	-	-
Options outstanding - end of period	5,091,565	$ 3.13	3,357,000	$ 2.84

Options exercisable - end of period	4,004,067	$ 3.13	3,357,000	$ 2.84

The following table relates to stock options at December 31, 2017:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	444,922	$1.92	$609,543	3.44	444,922	$1.92	$609,543	3.44
$2.69	125,000	$2.69	75,000	9.33	62,500	$2.69	37,500	9.33
$3.00	250,000	$3.00	72,500	0.44	250,000	$3.00	72,500	0.44
$3.15	3,544,643	$3.15	496,250	9.13	2,519,645	$3.15	352,750	9.13
$3.45	102,000	$3.45	-	0.05	102,000	$3.45	-	0.05
$3.89	100,000	$3.89	-	0.05	100,000	$3.89	-	0.05
$3.91	215,000	$3.91	-	6.28	215,000	$3.91	-	6.28
$4.02	310,000	$4.02	-	6.56	310,000	$4.02	-	6.56
$1.92 - $4.02	5,091,565	$3.13	$1,253,293	7.57	4,004,067	$3.13	$1,072,293	7.15

During the years ended December 31, 2017 and 2016, the Company granted 5,277,500 and NIL stock options, respectively. In 2017 and 2016, approximately 2.1 million and 2.3 million outstanding options were exercised, respectively, for net proceeds to the Company of approximately $6.0 million and $4.1 million, respectively. The Company recorded non-cash compensation expense during 2017 and 2016 of $5.1 million and $0.02 million, respectively. Subsequent to December 31, 2017, 237,000 options expired unexercised.

The weighted average fair value of the options granted in 2017 was calculated as $1.04. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2017
Risk free interest rate	1.22%
Expected term	2.0 years
Expected volatility	59%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 16

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Retention Plan and Change of Control Agreements

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders.  In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of December 31, 2017 there were no Retention Units outstanding.

The Company also maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2017, in the event of a change of control, the amount payable under these agreements was approximately $16.2 million. None of this amount has currently been recognized as a change of control is not considered probable at this time.

Note 11.    Convertible Notes and Interest Notes:

In the third quarter of 2017, the Company settled all of its outstanding11% Senior Secured Convertible Notes and Interest Notes due December 31, 2018 (the "2018 Notes"). Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding.  Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 5.5% Senior Subordinated Convertible Notes due June 15, 2022 (the "2022 Convertible Notes").

Exhibit 99.2    Audited Consolidated Financial Statements - Page 17

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 12.    Income Tax:

        On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act") which makes broad and complex changes to the U.S. tax code. The Tax Act establishes new tax laws that will affect 2017 and later years, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21% beginning in 2018. As a result of the reduction of the rate, we have revalued our net deferred tax liability as of December 31, 2017.  Based on this revaluation, we have reduced our U.S. deferred tax assets and liabilities and recorded a deferred income tax expense for the year ended December 31, 2017.

Income tax expense (benefit) for the years ended December 31, 2017 and 2016 differs from the amount that would result from applying Canadian tax rates to net income (loss) before taxes. These differences result from the items noted below:

	2017		2016
	Amount	%	Amount	%
Income tax expense (benefit) based on Canadian tax rates	$ 31,146,013	25	$ (5,386,423)	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	16,872,781	14	(248,385)	1
Non-deductible expenses	3,581,209	3	1,040,629	(5)
Withholding tax	2,000,265	1	–
Change in valuation allowance and other	(18,527,094)	(15)	4,594,179	(21)
	$ 35,073,174	27	$ –	–

The Company recorded income tax expense of $35.1 million and NIL for the years ended December 31, 2017 and 2016, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. deferred income tax assets as of December 31, 2017 and 2016 were as follows:

	December 31,
	2017	2016
Deferred income tax assets
Net operating loss carry forwards	$35,964,366	$46,962,497
Property, Plant and Equipment	3,227,745	3,227,610
Capital loss carry forwards	1,478,385	15,411
Other	204,209	330,882
	40,874,705	50,536,400
Valuation allowance	(40,662,538)	(50,536,400)
	$212,167	$–

Deferred income tax liabilities
Cash held in trust	(18,614,650)	–
Net deferred income tax liability	$(18,402,483)	$–

Exhibit 99.2    Audited Consolidated Financial Statements - Page 18

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

At December 31, 2017, we had the following Canadian tax loss carry forwards:

Expires
$2,087,825	2026
3,874,732	2027
14,768,712	2028
13,996,418	2029
17,291,796	2030
19,362,808	2031
5,617,369	2032
7,223,755	2033
10,407,364	2034
13,507,936	2035
16,060,511	2036
19,658,239	2037
$143,857,465

At December 31, 2017, the Company has approximately $52.4 million in U.S tax loss carryforwards which have been fully utilized in the calculation of current income tax expense.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 19